SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NDIVISION INC.
(Name of Issuer)

Common Stock, Par Value $0.001
 (Title of Class of Securities)

63948R103
 (CUSIP Number)

Kevin Fickle
1415 Oakland Blvd, Suite 219
Walnut Creek, CA 94596
(925) 705-7985
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2018
 (Date of Event which Requires Filing of This Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 7 Pages)

----------
(1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the  liabilities of that section of the Act but shall be subject  to all other provisions of the Act  (however,  see the Notes).

CUSIP No. 63948R103	Schedule 13-D	Page 2 of 7 Pages

________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nuwa Group, LLC  (1)
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
_________________________________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________________________________
4    SOURCE OF FUNDS*

__WC____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   California_________________________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                              ______________________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                    ____2,044,735 _________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                               ____                     _________________________________________________
                                                              10   SHARED DISPOSITIVE POWER

____2,044,735 _______________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 __2,044,735____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%_____________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__OO____________________________________________________________________________________

(1) Kevin Fickle and Capital Group Consultants, LLC are the managers of Nuwa Group, LLC.  Devin Bosch is the owner of Capital Group Consultants, LLC.

CUSIP No. 63948R103	Schedule 13-D	Page 3 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Kevin Fickle (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
_________________________________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________________________________
4    SOURCE OF FUNDS*

__AF_____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
_________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America_____________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                             ___    0                __________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                   ____2,044,735 ____________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                              _____0__________________________________________           __________
                                                              10   SHARED DISPOSITIVE POWER

_________2,044,735 ______________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____            2,044,735____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%______________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__IN_____________________________________________________________________________________

(1) Kevin Fickle and Capital Group Consultants, LLC are the managers of Nuwa Group, LLC.  Devin Bosch is the owner of Capital Group Consultants, LLC.

CUSIP No. 63948R103	Schedule 13-D	Page 4 of 7 Pages

_____________________________________________________________________________________________
1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Capital Group Consultants, LLC (1)____________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)           [X]
(b)           [   ]
________________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________________
4    SOURCE OF FUNDS

__AF____________________________________________________________________________________
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
________________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America____________________________________________________________________
                                                              7    SOLE VOTING POWER
NUMBER OF
SHARES                                             _____0____________________________________________________
BENEFICIALLY                                8    SHARED VOTING POWER
OWNED BY
EACH                                                    ____2,044,735 __________________________________________________
REPORTING                                      9    SOLE DISPOSITIVE POWER
PERSON WITH
                                                              ___    0                             _________________________________________
                                                              10   SHARED DISPOSITIVE POWER

  ___2,044,735 _____________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

____2,044,735 _____________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [X]
_________________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%_____________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

__OO_____________________________________________________________________________________

(1) Kevin Fickle and Capital Group Consultants, LLC are the managers of Nuwa Group, LLC.  Devin Bosch is the owner of Capital Group Consultants, LLC.

CUSIP No. 63948R103	Schedule 13-D	Page 5 of 7 Pages

Item 1.  Security and Issuer.

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of NDivision Inc., (the "Issuer").  The address of the Issuer's principal executive office is 4925 Greenville Avenue, Suite 200, Dallas, TX 75206.

Item 2.  Identity and Background.

     (a)    This statement is being filed on behalf of Nuwa Group, LLC, a California Limited Liability Company and its Managing Members Kevin Fickle and Capital Group Consultants, LLC, which is owned by Devin Bosch (each of the foregoing, a "Reporting Person" and collectively, "Reporting Persons").  The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") is filed as Exhibit 1 to this Schedule 13D.

     (b) The address of the Reporting Persons is 1415 Oakland Blvd, Suite 219, Walnut Creek, CA 94596.

     (c) The principal business of Nuwa Group, LLC is that of making investments.  Kevin Fickle and Capital Group Consultants, LLC, which is owned by Devin Bosch, are the Managing Members of Nuwa Group, LLC.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Nuwa Group, LLC is organized under the laws of the state of California.  Capital Group Consultants, LLC is organized under the laws of the state of Nevada.  Kevin Fickle and Devin Bosch are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

 The aggregate purchase price of the shares of common stock being reported for Nuwa Group, LLC was approximately $620,000 in cash.  All cash paid was paid out of working capital of Nuwa Group, LLC.

Item 4.  Purpose of Transaction.

     (a) The Common Stock has been acquired by the Reporting Persons pursuant to a Funding Agreement for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect.  The Reporting Person reserves the right to change their plan and intentions at any time as they deem appropriate.

     (b) – (j) None.

CUSIP No. 63948R103	Schedule 13-D	Page 6 of 7 Pages

Item 5.  Interest in Securities of the Issuer.

     (a) Nuwa Group, LLC beneficially owns 2,044,735 common shares, which equates to approximately 5.2% of the outstanding shares of the Issuer.

     (b) Each of the Reporting Persons may be deemed to share voting power and dispositive power with respect to the shares of common stock held by Nuwa Group, LLC.

     (c) None.

     (d) No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

     (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on March 26, 2018, with respect to the joint filing of this Statement and any amendment or amendments hereto (the "Joint Filing Agreement"). The Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference.

    Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of NDivision Inc.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	*Joint Filing Agreement as of April 18, 2014, by and among Nuwa Group, LLC, Kevin Fickle and Devin Bosch.

* Filed herewith

CUSIP No. 63948R103	Schedule 13-D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2018

Nuwa Group, LLC

/s/ Kevin Fickle
Name: Kevin Fickle
Title: Managing Member

/s/ Devin Bosch
Name: Devin Bosch
Title: Owner of Capital Group Consultants, LLC, Managing Member of Nuwa Group, LLC

KEVIN FICKLE

/s/ Kevin Fickle
Name: Kevin Fickle

DEVIN BOSCH

/s/ Devin Bosch
Name: Devin Bosch

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).